[First Community Bancorp Letterhead]

July 13, 2007

Ms. Sharon M. Blume and
Mr. Ben Phippen
Securities and Exchange Commission
Division of Corporation Finance
100 “F” Street N.E.
Washington, D.C.  20549

Re:	First Community Bancorp
Form 10-K for the Fiscal Year Ended December 31, 2006
File No. 000-30747

Dear Ms. Blume and Mr. Phippen:

This letter sets forth the response of First Community Bancorp (the “Company”) to the staff’s comments relating to the Company’s Form 10-K for the fiscal year ended December 31, 2006 (the “Form 10-K”), contained in your letter dated June 29, 2007 (the “Comment Letter”).  Our response is numbered to correspond to the numbers of the comments in the Comment Letter.

Response to Comment 1

As described in the Form 10-K, the Company acquired Cedars Bank (“Cedars”) in January 2006, Foothill Independent Bancorp (“Foothill”) in May 2006, and Community Bancorp (“Community”) in October 2006.  Cedars was a privately-owned bank and both Foothill and Community were public companies.  The companies acquired were all business-oriented community banks specializing in commercial real estate lending and having little, if any, consumer-oriented operations.

At their respective acquisition dates, the loan portfolios of the acquired companies were as follows (dollars in millions):

	Cedars		Foothill		Community
	Amount	%	Amount	%	Amount	%
Commercial real estate	$234.7	65.1%	$484.3	88.8%	$247.3	33.6%
Real estate construction	54.2	15.1%	32.6	6.0%	324.7	44.1%
Commercial and industrial	67.8	18.8%	27.6	5.1%	145.6	19.8	%(1)
Other	3.6	1.0%	1.2	0.1%	18.3	2.5%
	$360.3	100.0%	$545.7	100.0%	$735.9	100.0%

(1) Includes SBA 7A loans.

At the month-end prior to their respective acquisition dates, the managements of the acquired companies disclosed to us the following non-accrual loans and accruing loans past due 90 days or more (in millions):

	Cedars	Foothill	Community
Nonaccrual and impaired loans (1)	$—	$0.1	$3.6	(2)
Accruing loans past due 90 days or more	—	—	3.5	(3)

(1)                All but $251,000 of these non-accrual and impaired loans were collateralized by commercial real estate.

(2)                Community’s non-accrual and impaired loans included $3,485,000 of loans collateralized by commercial real estate and commercial and industrial loans of $141,000 secured by assets other than real estate.  The commercial real estate loan total includes 3 loans totaling $2.7 million of which $2.1 million is covered by SBA guarantees.

(3)                Represents one first trust deed SBA 504 loan.  Such loan repaid in full in March 2007.

AICPA Statement of Position 03-3, Accounting for Certain Loans or Debt Securities Acquired in a Transfer, (“SOP 03-3”) is applicable to acquired loans (except loans either carried at fair value or held for sale) with evidence of credit deterioration since their origination dates for which it is probable, at the acquisition date, that the investor will be unable to collect all contractually required payments receivable.

In applying SOP 03-3, the Company independently reviews all adversely classified loans (those risk-rated substandard or doubtful), nonaccrual loans and loans classified as impaired by the acquired company and independently concludes whether it is probable that the Company will be unable to collect all contractually required payments receivable for each of these loans.  We did not review loans rated “pass,” “special mention” and “accruing loans past due 90 days or more” because such categories were not deemed to represent significant risk that contractual payments will not be collected.

As a result of our review of the loans specified above for the Cedars acquisition, we concluded that $13.6 million of real estate secured loans were subject to SOP 03-3.  The discount related to these loans (all of which was considered nonaccretable) totaled $3.2 million based on the expected cash flows from the liquidation of the collateral (as all such loans were collateral dependent).  This amount was removed from the acquired company’s allowance for loan losses and carried separately against the individual loans’ balances.  With regard to the Foothill loans, we concluded from our review that there were no Foothill loans subject to SOP 03-3.  With regard to the Community loans, our review indicated that there were $1.4 million in loans that were subject to SOP 03-3.  All such loans, with the exception of loans totaling $42,000, were secured by commercial real estate.  In evaluating these loans based on the expected cash flows from the liquidation of collateral, we determined the expected loss amount to be approximately $80,000.  As this amount was determined to be immaterial, no nonaccretable discount was established for the Community loans.

* * * * *

In connection with our response above, we acknowledge that:

•                 the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                 staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                 the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the response above, please contact me at (310) 728-1021.

Very truly yours,

/s/ Victor R. Santoro

Victor R. Santoro
Executive Vice President and Chief Financial Officer